PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
BEIJING REPRESENTATIVE OFFICE
美国宝维斯律师事务所
北京代表处

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO.7 DONG SANHUAN ZHONGLU CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
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中国北京朝阳区东三环中路7号
财富中心写字楼A座3601室
邮政编码: 100020
电话: (86-10) 5828-6300
传真: (86-10) 6530-9070 / 9080

JEANETTE K. CHAN
RESIDENT PARTNER AND
CHIEF REPRESENTATIVE

常驻合伙人及首席代表
陈剑音律师

06018866

SUPPL

Rule 12g3-2(b) File No. 82-34792

November 22, 2006

PROCESSED
DEC 0 1 2006
THOMSON FINANCIAL

RECEIVED
2006 NOV 28 P 3:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

dlw 11/29

Doc #:BJ1:65071.1

This letter, together with the enclosure listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

Jeanette K. Chan

Enclosure

ANNEX A

Date	Description
November 15, 2006	Change in the Address of the Registered Office

Tencent 腾讯
TENCENT HOLDINGS LIMITED
騰訊控股有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 700)

CHANGE IN THE ADDRESS OF THE REGISTERED OFFICE

The board of directors (the "Board") of Tencent Holdings Limited (the "Company") announces that the address of the registered office of the Company in the Cayman Islands has been changed to Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands with immediate effect. Such change is caused by the change in the address system in the Cayman Islands and the adoption of a new postal code as a result of a Cayman government mandated change of postal policy.

By order of the Board
Ma Huateng
Chairman

8 November 2006

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Please also refer to the published version of this announcement in The Standard.